P.E. 7/31/02

02050096

1-13184

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2002.

TECK COMINCO LIMITED
Suite 600 - 200 Burrard Street
Vancouvèr, British Columbia
V6C 3L9
Canada

teckcominco

EXTERNAL NEWS RELEASE
02-09-TC

For Immediate Release: July 18, 2002

NOTICE OF RELEASE OF FINANCIAL RESULTS AND INVESTOR CONFERENCE CALL

Vancouver, B.C. – Teck Cominco Limited will release its second quarter 2002 results on July 23, 2002. The Company will hold a conference call to discuss the second quarter results at 2:00 p.m. Eastern time, 11:00 a.m. Pacific time, on July 24, 2002. David Thompson, Deputy Chairman and Chief Executive Officer will host the call. Media are invited to attend on a listen only basis.

A live audio webcast of the conference call will be available at Teck Cominco's website at www.teckcominco.com. The webcast will also be available at www.Q1234.com and www.newswire.ca.

Teck Cominco Limited is a diversified mining corporation, heaquartered in Vancouver, Canada, with assets totalling approximately $5 billion. Shares are listed on The Toronto Stock Exchange under the symbols TEK.A and TEK.B. The Company is a world leader in the production of zinc and its diversified operations produce significant quantities of copper, coal and gold. The Company owns, or has interests in, nine operating mines and two smelter operations. Further information can be found at www.teckcominco.com.

- 30 -

For additional information, please contact:

Tom Merinsky
Director, Investor Relations
604 685-3007

Teck Cominco Limited / 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 / Tel. 604-687-1117 / Fax 604-687-6100

NEWS RELEASE

teckcominco

For Immediate Release – July 23, 2002
02-10-TC

2Q INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2002

TECK COMINCO REPORTS SECOND QUARTER EARNINGS OF $8 MILLION

Highlights for Second Quarter

- Unaudited second quarter net earnings were $8 million, up from $2 million in the first quarter and compared with $23 million in the second quarter of 2001.

- Cash flow from operations before changes to non-cash working capital items was $46 million in the second quarter compared with $39 million in the first quarter and $99 million in the second quarter of last year.

- The Antamina mine operated at full capacity for the second consecutive quarter since its startup in the fourth quarter of 2001, and contributed $5 million in equity earnings despite weak copper and zinc prices.

- Coal operations contributed $31 million in operating profit in the second quarter compared with $18 million a year ago. Coal production at Elkview of 1.6 million tonnes in the second quarter was 30% higher than the first quarter and 18% higher than the same period a year ago.

Financial Summary

Unaudited net earnings in the second quarter of 2002 were $8 million ($0.04 per share), compared with net earnings of $23 million ($0.22 per share) in the second quarter of 2001.

The lower earnings were due mainly to the absence of substantial power sales profits which were realized in the second quarter of 2001, and to lower zinc prices. Power prices averaged US$16 per MW.h in the second quarter compared with the US$232 per MW.h realized in the second quarter of last year. The zinc price averaged US$0.36 per pound, down 14% from the same period last year.

Partially offsetting the lower earnings from power sales and zinc operations were coal operations which generated higher profits from a higher coal price and increased sales. At the end of the second quarter, the company was in the process of finalizing coal price negotiations with its customers for the coal year commencing April 1, 2002. It is expected that there will be a price increase resulting in a positive revenue adjustment of approximately $5 million before taxes which will be recorded in the third quarter with respect to coal shipments in the second quarter.

Cash flow from operations, before changes to non-cash working capital items, was $46 million in the second quarter compared with $99 million in the second quarter of 2001.

During the second quarter, the company repaid the US$125 million debenture, by drawing down the company's long-term credit facilities. The funds of US$103.4 million drawn on the Cajamarquilla project loan and held in trust were repaid to the banks, as a decision was made not to proceed with the Stage II plant expansion in the near term.

At June 30, 2002 working capital was $614 million, compared with $609 million at the end of 2001. Net debt (total debt less cash), excluding the Inco exchangeable debentures, was $861 million or 26% of net debt plus equity.

Operations in the Second Quarter

Realized prices for major products and the Canadian/U.S. dollar exchange rate are as follows:

	Second Quarter			Year to Date		
	2002	2001	% Change	**2002**	2001	% Change
Zinc (US$/pound)	**0.36**	0.42	-14%	**0.36**	0.44	-18%
Copper (US$/pound)	**0.73**	0.72	+1%	**0.72**	0.77	-7%
Lead (US$/pound)	**0.20**	0.21	-5%	**0.21**	0.22	-5%
Gold (US$/ounce)	**318**	296	+13%	**305**	277	+10%
Coal (US$/tonne)	**42**	39	+8%	**42**	38	+11%
Canadian/U.S. exchange rate (US$1 = Cdn$)	**1.55**	1.54	+1%	**1.57**	1.53	+3%

Trail smelter and refineries produced 71,500 tonnes of zinc and 21,400 tonnes of lead in the second quarter compared with 53,400 tonnes of zinc and 22,600 tonnes of lead in the same period last year. Zinc production was up significantly from a year ago since production was curtailed in the second quarter of 2001 to maximize power sales opportunities. Operating profit from Trail operations was $9 million compared with $62 million in the second quarter of last year. The main reason for the reduction in profit was lower power sales revenues, which decreased from $97 million in the second quarter of 2001 to $8 million this year. The average realized power price was US$16 per MW.h compared with US$232 per MW.h in the second quarter last year. Profitability in the second quarter was also adversely affected by lower zinc prices.

Cajamarquilla produced 19,000 tonnes of refined zinc in the second quarter compared with 27,800 tonnes in the same period last year. Production was lower in the quarter as the previously announced market-related three-month shutdown commenced in June. Sales in the second quarter were 20,400 tonnes of zinc compared with 26,300 tonnes a year ago. Operating profit of $1 million in the second quarter was lower than $5 million in the same period last year due mainly to operating costs incurred in June when the plant was shut down.

The **Red Dog** mine produced 136,200 tonnes of zinc in concentrate in the second quarter, compared with 130,100 tonnes in the second quarter of 2001. Sales in the second quarter were 86,700 tonnes compared with 92,800 tonnes last year. The mine recorded an operating loss of $4 million in the second quarter compared with an operating profit of $3 million a year ago due mainly to a significantly lower average zinc price of US$0.36 per pound compared with US$0.42 per pound last year. The shipping season started on July 5 and shipments are forecast to be 1,000,000 tonnes of zinc concentrate and 178,000 tonnes of lead concentrate, compared with 935,000 tonnes of zinc concentrate and 156,000 tonnes of lead concentrate in the 2001 season.

The company's 63.9% share of production at **Highland Valley Copper** was 30,300 tonnes of copper in concentrate in the second quarter, which was 9% higher than last year due to higher throughput. Sales in the second quarter were 29,600 tonnes of copper compared with 26,600 tonnes in 2001. Operating profit in the second quarter was $9 million, up from $8 million last year, due mainly to the higher sales volume as realized copper prices in the two periods were similar.

The **Polaris** mine produced 28,100 tonnes of zinc in concentrate in the second quarter compared with 31,200 tonnes a year ago. The mine recorded a breakeven in the second quarter, with seasonal low sales of 12,200 tonnes of zinc, compared with an operating profit of $1 million in the second quarter of last year. The mine is scheduled to cease operation in August 2002 after exhausting its ore.

The company's share of gold production from the **David Bell** and **Williams** mines at Hemlo totalled 61,600 ounces in the second quarter, down from 75,800 ounces in the same period last year. The lower production was due to ground control problems, reported in the previous quarter, which resulted in the processing of a higher volume of the lower-grade ore from the open pit. Gold production in the second half is expected to improve, as access is expected to be regained to the higher-grade stopes of the orebody in the third quarter. A decision has been made to install a paste backfill system, which is expected to improve underground mining efficiency and reduce geotechnical risks. The average cash operating cost per ounce was US$245 per ounce in the second quarter, due mainly to the lower gold production, compared with US$193 per ounce a year ago. The average realized gold price including hedging gains was US$318 per ounce, which improved from US$296 per ounce realized in the second quarter of last year. Operating profit in the second quarter was $3 million from Hemlo gold operations compared with an operating profit of $7 million a year ago, due to lower gold production.

Metallurgical coal production in the second quarter of 1.6 million tonnes from the **Elkview** mine was a 30% increase from the previous quarter, after a production curtailment in the first quarter as a result of a buildup of coal inventory caused by slow shipments. Total coal sales of 1.9 million tonnes in the second quarter from the Elkview and Bullmoose mines were higher than 1.7 million tonnes a year ago. Combined operating profit from the two mines was $31 million in the second quarter, up significantly from $18 million a year ago due to higher sales volumes and coal prices.

The **Antamina** copper-zinc mine performed well for the second consecutive quarter since its startup in the fourth quarter of 2001, producing in the second quarter 340,000 tonnes of copper concentrate (93,700 tonnes of contained copper) and 90,000 tonnes of zinc concentrate (47,200 tonnes of contained zinc). The company's 22.5% share of metals production was 21,100 tonnes of copper in concentrate and 10,600 tonnes of zinc in concentrate. The company currently accounts for its investment in Antamina using the equity accounting method. Equity earnings from the mine were $5 million in the second quarter, compared with $4 million in the previous quarter, with an average realized copper price of US$0.73 per pound.

Corporate Development

Mr. Steven Dean, President of the company, resigned from the company effective July 8, 2002. Mr. David Thompson continues as Deputy Chairman and Chief Executive Officer. Mr. Roger Brain was appointed Senior Vice President, Marketing and Refining and is responsible for marketing activities of the company and the refining operations. Mr. Mike Lipkewich, Senior Vice President, Mining, assumed responsibility for all mining operations and the company's mine development projects.

In early July, the company filed with Canadian and U.S. regulatory authorities a base shelf prospectus under which debt securities aggregating up to US$500 million may be issued from time to time. Any issue of these debt securities will be dependent upon financial market conditions.

Construction at the **Pend Oreille** project in Washington State is continuing with the shaft and hoist installation expected to be completed by September. Underground development is proceeding and construction of the process facilities is expected to commence in 2003 with startup scheduled for early 2004. Final cost for the development project is expected to be on plan at US$74 million.

Permitting and feasibility study work are continuing on the **Pogo** gold project in Alaska. The Preliminary Draft Environmental Impact Study is now expected to be issued in the third quarter following resolution with the EPA of technical issues regarding the proposed water management plan. Feasibility study work will be finalized when all terms of reference of the permitting requirements are known. Condemnation and in-fill drilling are being conducted in the summer months.

On April 30, 2002 the company announced the formation of a joint venture with Fording Inc. to examine the feasibility of constructing and operating a power generation facility in the Elk Valley of British Columbia. The proposed power generation project would be fueled using coal refuse, which would otherwise require permanent containment at both the Elkview and Fording River coal mines.

Teck Cominco Alaska Incorporated, which operates the Red Dog mine in Alaska in partnership with NANA Regional Corporation, has received a notice of intent to sue from a California-based legal advocacy group representing certain residents of Kivalina, a community near the mine, alleging that the Red Dog mine has violated the Clean Water Act and its water discharge permits issued under the NPDES program. The cited violations were drawn from publicly accessible discharge reports filed by the company. Teck Cominco Alaska has worked closely with the regulatory authorities in addressing the discharges referred to in the notice, and intends to respond vigorously to the allegations in the notice.

In November 2001, the company filed with the Toronto Stock Exchange notice of a normal course issuer bid for its Class B Subordinate Voting Shares for one year. The company may, subject to certain restrictions, purchase up to 10 million of its outstanding Class B Shares through the facilities of the Exchange prior to November 2002. No shares have been purchased pursuant to the bid.

Caution on Forward-Looking Information

This report contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption "Cautionary Statement Concerning Forward-Looking Information" in the company's Annual Information Form.

Webcast

Teck Cominco will host an Analysts Conference Call regarding its Q2/2002 financial results on Wednesday, July 24, 2002 at 11 am PDT. To access this listen-only webcast, go to www.teckcominco.com and follow the conference call link on Teck Cominco's home page or directly to www.newswire.ca or www.q1234.com. Instructions and a free download of RealPlayer are available from the Help page on the q1234 website. A replay of the webcast will be available on the Webcast Calendar at the newswire website or the Archives page of the q1234 website.

Teck Cominco Limited

Consolidated Statements of Earnings

(Unaudited)

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Revenue	**$ 521**	$ 582	**$1,022**	$1,254
Cost of operations	**(426)**	(434)	**(846)**	(866)
Depreciation and amortization	**(46)**	(52)	**(93)**	(108)
Operating profit	**49**	96	**83**	280
Other expenses				
General, administration and marketing	**(14)**	(15)	**(28)**	(29)
Interest on long-term debt	**(16)**	(17)	**(34)**	(38)
Exploration	**(8)**	(16)	**(14)**	(26)
Research and development	**(6)**	(3)	**(10)**	(9)
Other income (expense)	**3**	9	**4**	31
Earnings before the following	**8**	54	**1**	209
Provision for income and resource taxes	**(5)**	(25)	**–**	(83)
Minority interests	**–**	(6)	**–**	(48)
Equity earnings	**5**	–	**9**	–
Net earnings	**$ 8**	$ 23	**$ 10**	$ 78
Basic earnings per share	**$0.04**	$0.22	**$ 0.05**	$ 0.73
Diluted earnings per share	**$0.04**	$0.20	**$ 0.05**	$ 0.67
Weighted average shares outstanding (000's)	**184,927**	105,049	**184,906**	105,283
Shares outstanding at end of period (000's)	**184,928**	105,450	**184,928**	105,450

Teck Cominco Limited

Consolidated Statements of Cash Flow

(Unaudited)

(in millions of dollars)	Three months ended June 30 **2002**	Three months ended June 30 2001	Six months ended June 30 **2002**	Six months ended June 30 2001
Operating activities				
Net earnings	**$ 8**	$ 23	**$ 10**	$ 78
Items not affecting cash:				
Future income and resource taxes	**(2)**	18	**(9)**	46
Depreciation and amortization	**46**	52	**93**	108
Equity earnings	**(5)**	–	**(9)**	–
Minority interests	**–**	6	**–**	48
Gain on sale of assets	**(6)**	–	**(6)**	(11)
Other	**5**	–	**6**	21
	46	99	**85**	290
Net change in non-cash working capital items	**(15)**	(10)	**(17)**	(22)
	31	89	**68**	268
Financing activities				
Short-term bank loan	**6**	–	**(25)**	–
Long-term debt	**200**	165	**227**	171
Repayment of long-term debt	**(358)**	(24)	**(368)**	(35)
Decrease (increase) in funds held on deposit	**157**	(157)	**157**	(157)
Interest on exchangeable debenture	**(2)**	(2)	**(2)**	(2)
Class B subordinate voting shares issued (repurchased)	**1**	–	**1**	(20)
Issue of shares by subsidiary companies	**–**	19	**–**	19
Dividends paid	**(19)**	(11)	**(19)**	(11)
Dividends paid to minority shareholders	**–**	(6)	**–**	(6)
Return of tax deposit (excluding interest)	**–**	57	**–**	57
	(15)	41	**(29)**	16
Investing activities				
Property, plant and equipment	**(41)**	(103)	**(81)**	(189)
Investments	**(3)**	(9)	**(5)**	(26)
Proceeds from sale of investments and mining assets	**13**	13	**16**	59
	(31)	(99)	**(70)**	(156)
Effect of exchange rate changes on cash	**(1)**	(5)	**(1)**	–
Increase (decrease) in cash	**(16)**	26	**(32)**	128
Cash at beginning of period	**85**	368	**101**	266
Cash at end of period	**$ 69**	$ 394	**$ 69**	$ 394

Teck Cominco Limited
Consolidated Balance Sheets
(Unaudited)

(in millions of dollars)	June 30 2002	December 31 2001
ASSETS		
Current assets		
Cash and short-term investments	**$ 69**	$ 101
Accounts and settlements receivable	**207**	242
Production inventories	**543**	540
Supplies and prepaid expenses	**133**	161
	952	1,044
Investments		
Funds held on deposit	**–**	165
Other investments	**441**	441
Property, plant and equipment	**3,241**	3,304
Other assets	**175**	179
	$4,809	$5,133
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 271**	$ 310
Short-term bank loans	**55**	80
Current portion of long-term debt	**12**	45
	338	435
Long-term debt (Note 7)	**863**	1,005
Other liabilities	**346**	365
Future income and resource taxes	**499**	509
Exchangeable debentures – Inco shares	**248**	248
Minority interests	**29**	31
Shareholders' equity	**2,486**	2,540
	$4,809	$5,133

Teck Cominco Limited

Consolidated Statements of Retained Earnings

(Unaudited)

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
Balance at beginning of period	**$483**	$619	**$502**	$572
Adjustment on adoption of new accounting standard for foreign currency translation (Note 1(b))	**–**	–	**(20)**	–
Balance at beginning of period as restated	**483**	619	**482**	572
Net earnings	**8**	23	**10**	78
Dividends	**(19)**	(11)	**(19)**	(11)
Exchangeable debentures interest, net of tax	**(1)**	(1)	**(2)**	(2)
Reduction on repurchase and cancellation of Class B shares	**–**	–	**–**	(7)
Balance at end of period	**$471**	$630	**$471**	$630

1. BASIS OF PRESENTATION

(a) Interim financial statements

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company.

(b) Foreign exchange translation

Effective January 1, 2002 the company adopted new accounting standards recommended by the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses for long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. The company recorded an adjustment to reduce opening retained earnings by $20 million, the amount of unamortized foreign exchange loss on long-term debt as at December 31, 2001.

(c) Depreciation expense

Effective January 1, 2002, the company amended the method of accounting for depreciation at some of its mines so that all mines record depreciation expense based on sales rather than production volumes. This change has the effect of increasing earnings in the second quarter by $2 million ($4 million for the six-month period) on an after-tax basis, as sales volumes at these mines were lower than production in the period.

2. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended June 30		Six months ended June 30	
(in millions of dollars)	**2002**	2001	**2002**	2001
Interest paid	**$15**	$23	**$31**	$42
Income and resource taxes paid (recovered)	**$ (4)**	$40	**$18**	$62

3. OUTSTANDING SHARES AND RELATED INFORMATION

(a) Shares and warrants

As at the date of this report, there were issued and outstanding 4,682,000 Class A Common Shares, 180,246,000 Class B Subordinate Voting Shares (Class B shares) and 5,000,000 Class B share-purchase warrants with an exercise price of $18 per share expiring in May 2004.

(b) Exchangeable debentures due 2024 included in shareholders' equity

The company has the option to deliver Class B shares to satisfy the principal payment of the exchangeable debentures due 2024. The maximum number of Class B shares that may be issued with respect to these debentures is 11,489,000 shares.

(c) Convertible debenture

The US dollar denominated convertible debenture of $236 million (US$148 million) due 2006 is convertible at the rate of 46.551 Class B shares per US$1,000.

3. OUTSTANDING SHARES AND RELATED INFORMATION, continued

(d) Share options

In the six months ended June 30, 2002, the company granted to directors and employees 1,675,000 Class B share options at market with a weighted average exercise price of $13.75 per share. These share options have a term of six years and will expire in 2008. At June 30, 2002, outstanding director and employee share options totalled 8,325,000 with exercise prices ranging between $6.39 and $30.95 per share.

Effective January 1, 2002, the company adopted the new accounting standard for stock based compensation. For income statement purposes the company has elected to follow the intrinsic value based method of accounting for share options granted to employees and directors. Under this method, no compensation expense is recorded if the exercise price of the share options were granted at market. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $5 million in respect of its employee and director share options. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

(in millions of dollars)	Three months ended June 30, 2002	Six months ended June 30, 2002
Net earnings		
As reported	$8	$10
Compensation expense	–	5
Pro forma	$8	$ 5
Basic earnings per share		
As reported	$0.04	$0.05
Pro forma	$0.04	$0.02
Diluted earnings per share		
As reported	$0.04	$0.05
Pro forma	$0.04	$0.02

The average fair value of Class B subordinate voting share options was estimated as $3.07 per share option at the grant date using the Black-Scholes option-pricing model, as based on the following assumptions:

Dividend yield	1.5%
Risk free interest rate (6 years)	4.42%
Expected life (based on recent experience)	3.7 years
Expected volatility	25%

(e) Share Appreciation Rights

As at January 1, 2002, 3.7 million outstanding employee and director share options had attached Share Appreciation Rights (SARs) allowing the holder to receive the cash value of the share options instead of exercising the share options. Effective January 1, 2002, the new accounting standard for stock based compensation requires the cash settlement value of Share Appreciation Rights (SARs) to be recorded on the balance sheet by adjusting the opening retained earnings and recording the change in the liability for the period as a charge to earnings.

During the second quarter, the company made arrangements with directors and employees to waive the SARs on outstanding share options. At June 30, 2002, there were 463,000 outstanding share options (with a weighted average remaining life of 3 years) belonging to former directors and employees that continue to have SARs attached. In accordance with provisions of the new accounting standard the company has recorded an adjustment to reduce opening retained earnings by $0.2 million and a pre-tax charge to earnings for the six months ended June 30, 2002 of $0.6 million in respect of these remaining SARs.

4. HEDGE POSITION AT JUNE 30, 2002

	2002	2003	2004	2005	2006 - 2010	Total	Market Value Gain (Loss) ($ millions)
Gold (000's ozs)							
Forward sales contracts	16	13	13	–	131	173	US$(2.4)
Average price (US$/oz)	US$319	US$346	US$350	–	US$350	US$347	
Forward sales contracts	58	88	35	34	39	254	Cdn$(2.9)
Average price (C$/oz)	C$489	C$488	C$508	C$515	C$519	C$499	
Copper (millions of lbs)							
Forward sales contracts	1.0	–	–	–	–	1.0	US$0.1
Average price (US$/lb)	US$0.81	–	–	–	–	US$0.81	
US dollars (millions)							
Forward sales contracts	99	128	59	–	–	286	Cdn$5.5
Average exchange rate	1.54	1.55	1.56	–	–	1.55	

Notes:
a) In addition to the above hedging commitments, the company has forward purchase commitments on 209 million pounds of zinc averaging US$0.43 per pound maturing in 2002 to 2003, to match fixed price sales commitments to customers.
b) Included in the gold hedge position are 259,000 ounces of floating lease rate contracts having a built-in gold lease rate allowance of 2%. At June 30, 2002 the one-year lease rate was 0.90%.

Effective July 1, 2002 the Canadian Institute of Chartered Accountants adopted new standards for hedging and derivative instruments. These standards require designation and documentation of hedge instruments and measurement of hedge effectiveness in matching business transactions. Hedges that are not considered to be highly effective in matching business transactions must be recorded at fair market value on the balance sheet and the changes in the fair market value reflected in the earnings statements. The company has determined that all of its hedging instruments are highly effective and the change in accounting standards has not resulted in any adjustments to these financial statements.

5. INVESTMENT IN ANTAMINA

The company accounts for its 22.5% investment in Compañia Minera Antamina S.A. (CMA), the company holding the Antamina project, on an equity basis. In connection with the senior debt financing of the project the company has provided the lenders with a guarantee of its 22.5% share of the debt during the pre-completion period. The guarantee will be terminated if the project meets certain completion tests which are expected to take place in the second half of 2002. At June 30, 2002 the senior project debt outstanding was US$1.26 billion in respect of which the company is responsible for and has guaranteed US$282 million.

Upon the project meeting the completion tests as defined in the senior debt project financing agreement, certain voting restrictions of the company in relation to the management of CMA will be removed. The company will then account for the investment on a proportionate consolidation basis, reflecting its share of the assets and liabilities of CMA on its balance sheet including its share of the senior project debt, which would then be non-recourse.

6. CONTINGENCY

In October 1999, the Supreme Court of British Columbia dismissed a lawsuit brought against Cominco and the trustees of its pension funds. In the lawsuit, the plaintiffs claimed that a reorganization of pension plans in 1986 was improper and $78 million (based on the December 31, 1996 valuation used in the trial) should be transferred back to the company's original pension plan from various successor plans. The Court held that the pensioners suffered no loss of benefits due to the transfers that occurred as a result of the restructuring of the plans. In January 2000, the plaintiffs appealed the decision. The appeal was heard by the British Columbia Court of Appeal from June 24 to June 26, 2002. The court reserved judgement on the appeal and it is not known when the court will render a decision.

7. SUBSEQUENT EVENT

In early July, the company filed with the Canadian and U.S. regulatory authorities a base shelf prospectus under which debt securities aggregating up to US$500 million may be issued from time to time. Any issue of these debt securities will be dependent upon financial market conditions.

Teck Cominco Limited
Segmented Operating Profit Summary
(Unaudited)

For the three months ended June 30

($ in millions)	Revenues 2002	Revenues 2001	Operating Profit (Loss) 2002	Operating Profit (Loss) 2001	Depreciation and Amortization 2002	Depreciation and Amortization 2001
Zinc						
Trail (including power sales)	**$214**	$225	**$ 9**	$62	**$11**	$12
Cajamarquilla	**28**	44	**1**	5	**2**	3
Red Dog	**50**	64	**(4)**	3	**9**	10
Polaris	**9**	16	**–**	1	**3**	2
Sullivan	**–**	12	**–**	(7)	**–**	1
Inter-segment sales	**(26)**	(13)	**–**	(3)	**–**	–
	275	348	**6**	61	**25**	28
Copper						
Highland Valley Copper	**65**	59	**9**	8	**11**	9
Louvicourt	**6**	5	**(1)**	(2)	**3**	3
	71	64	**8**	6	**14**	12
Gold						
Williams	**24**	24	**2**	5	**3**	3
David Bell	**8**	10	**1**	2	**1**	1
Tarmoola	**–**	23	**–**	2	**–**	4
Carosue Dam	**–**	10	**–**	2	**–**	1
	32	67	**3**	11	**4**	9
Coal						
Elkview	**109**	84	**27**	14	**3**	3
Bullmoose	**19**	19	**4**	4	**–**	–
	128	103	**31**	18	**3**	3
Other	**15**	–	**1**	–	**–**	–
TOTAL	**$521**	$582	**$49**	$96	**$46**	$52

Note: Depreciation and amortization expenses are deducted in the calculation of operating profit (loss).

Teck Cominco Limited
Segmented Operating Profit Summary
(Unaudited)

For the six months ended June 30

($ in millions)	Revenues		Operating Profit (Loss)		Depreciation and Amortization	
	2002	2001	**2002**	2001	**2002**	2001
Zinc						
Trail (including power sales)	**$399**	$ 490	**$13**	$180	**$22**	$ 24
Cajamarquilla	**67**	105	**5**	14	**5**	6
Red Dog	**132**	171	**(7)**	23	**21**	22
Polaris	**30**	39	**1**	5	**6**	5
Sullivan	**–**	22	**–**	(13)	**–**	3
Inter-segment sales	**(48)**	(41)	**2**	(4)	**–**	–
	580	786	**14**	205	**54**	60
Copper						
Highland Valley Copper	**113**	141	**14**	28	**19**	17
Louvicourt	**13**	13	**(2)**	(2)	**6**	6
	126	154	**12**	26	**25**	23
Gold						
Williams	**43**	45	**–**	6	**6**	6
David Bell	**16**	19	**2**	4	**2**	2
Tarmoola	**–**	35	**–**	1	**–**	7
Carosue Dam	**–**	23	**–**	5	**–**	3
	59	122	**2**	16	**8**	18
Coal						
Elkview	**192**	150	**44**	25	**6**	6
Bullmoose	**39**	34	**9**	6	**–**	–
	231	184	**53**	31	**6**	6
Other	**26**	8	**2**	2	**–**	1
TOTAL	**$1,022**	$1,254	**$83**	$280	**$93**	$108

Note: Depreciation and amortization expenses are deducted in the calculation of operating profit (loss).

Teck Cominco Limited

Production Statistics

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
REFINED METALS				
Zinc – Tonnes				
Trail	**71,500**	53,400	**144,000**	101,800
Cajamarquilla	**19,000**	27,800	**49,500**	57,100
	90,500	81,200	**193,500**	158,900
Lead – Tonnes				
Trail	**21,400**	22,600	**44,700**	43,400
MINE OPERATIONS				
Zinc – Tonnes				
Red Dog	**136,200**	130,100	**277,900**	256,300
Antamina	**10,600**	–	**25,400**	–
Polaris	**28,100**	31,200	**56,400**	62,300
Louvicourt	**1,200**	700	**2,400**	2,100
Sullivan	**–**	22,500	**–**	43,500
	176,100	184,500	**362,100**	364,200
Copper – Tonnes				
Highland Valley	**30,300**	27,700	**58,300**	56,800
Antamina	**21,100**	–	**38,500**	–
Louvicourt	**2,600**	3,000	**5,600**	5,900
	54,000	30,700	**102,400**	62,700
Lead – Tonnes				
Red Dog	**26,300**	24,800	**51,700**	48,700
Polaris	**7,300**	7,800	**13,000**	14,800
Sullivan	**–**	9,500	**–**	16,600
	33,600	42,100	**64,700**	80,100
Gold – Ounces				
Williams	**45,458**	54,607	**88,433**	104,923
David Bell	**16,094**	21,219	**34,099**	44,619
Tarmoola	**–**	57,828	**–**	87,768
Carosue Dam	**–**	26,188	**–**	56,216
By-product	**3,937**	3,962	**8,043**	8,141
	65,489	163,804	**130,575**	301,667
Coal - Thousand Tonnes				
Elkview	**1,598**	1,353	**2,831**	2,651
Bullmoose	**302**	289	**604**	545
	1,900	1,642	**3,435**	3,196

Note: Production volumes of base metal mines refer to metals contained in concentrate.

Teck Cominco Limited

Sales Statistics

	Three months ended June 30		Six months ended June 30	
	2002	2001	**2002**	2001
REFINED METALS				
Zinc – Tonnes				
Trail	**80,300**	33,700	**146,700**	73,500
Cajamarquilla	**20,400**	26,300	**47,300**	60,100
	100,700	60,000	**194,000**	133,600
Lead – Tonnes				
Trail	**27,700**	15,400	**40,300**	35,800
SURPLUS POWER SALES				
Trail – MW.h	**292,700**	270,000	**469,500**	462,000
MINE OPERATIONS				
Zinc – Tonnes				
Red Dog	**86,700**	92,800	**215,500**	227,700
Antamina	**11,800**	–	**29,900**	–
Polaris	**12,200**	20,200	**37,300**	43,100
Louvicourt	**1,200**	700	**2,400**	2,100
Sullivan	**–**	15,300	**–**	27,100
	111,900	129,000	**285,100**	300,000
Copper – Tonnes				
Highland Valley	**29,600**	26,600	**52,000**	62,500
Antamina	**19,800**	–	**39,700**	–
Louvicourt	**2,600**	3,000	**5,600**	5,900
	52,000	29,600	**97,300**	68,400
Lead – Tonnes				
Red Dog	**6,900**	5,500	**16,300**	15,400
Polaris	**5,000**	3,200	**12,300**	10,800
Sullivan	**–**	13,400	**–**	19,700
	11,900	22,100	**28,600**	45,900
Gold – Ounces				
Williams	**45,458**	54,607	**88,433**	104,923
David Bell	**16,094**	21,219	**34,099**	44,619
Tarmoola	**–**	57,828	**–**	87,768
Carosue Dam	**–**	26,188	**–**	56,216
By-product	**3,903**	3,962	**7,569**	8,141
	65,455	163,804	**130,101**	301,667
Coal - Thousand Tonnes				
Elkview	**1,646**	1,399	**2,869**	2,583
Bullmoose	**302**	289	**604**	545
	1,948	1,688	**3,473**	3,128

Note: Sales volumes of base metal mines refer to metals contained in concentrate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TECK COMINCO LIMITED

Date: August 1, 2002

by: Karen L. Dunfee
Corporate Secretary